Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2021 and September 30, 2020

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS
(Stated in thousands of U.S. dollars except per share data)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2021	2020 [1]	2021	2020 [1]

Revenue	6	64,329	74,235	193,710	203,690
Cost of sales excluding depreciation and amortization	7	36,748	31,137	100,004	90,718
Depreciation and amortization		8,113	5,675	22,492	17,057
Mine operating profit		19,468	37,423	71,214	95,915

Other expenses
Exploration expense		1,028	369	3,232	1,559
Corporate general and administrative expense		4,341	4,703	13,495	14,190
Share-based compensation expense	21	1,055	495	2,534	2,064
Other expense, net	8	14,434	2,629	35,075	2,635
(Gain)/loss on fair value of derivative financial instruments, net	23	(660)	3,735	(7,207)	1,449
(Loss)/Income before finance and tax		(730)	25,492	24,085	74,018
Finance expense, net	9	2,853	3,672	7,602	10,596
(Loss)/Income from continuing operations before tax		(3,583)	21,820	16,483	63,422
Income tax expense	10	7,435	13,782	27,106	35,988
Net (loss)/income and comprehensive (loss)/income from continuing operations		(11,018)	8,038	(10,623)	27,434
Net loss and comprehensive loss from discontinued operations		—	(43,700)	—	(54,752)
Net loss and comprehensive loss		(11,018)	(35,662)	(10,623)	(27,318)

Net income and comprehensive income attributable to non-controlling interest		1,381	31,599	4,886	31,341
Net loss and comprehensive loss attributable to Golden Star shareholders		(12,399)	(67,261)	(15,509)	(58,659)
		(11,018)	(35,662)	(10,623)	(27,318)

Net (loss)/income from continuing operations per share attributable to Golden Star shareholders	11
Basic		$(0.11)	$0.13	$(0.14)	$0.28
Diluted		$(0.11)	$0.13	$(0.14)	$0.27

Net loss from discontinued operations per share attributable to Golden Star shareholders	11
Basic		$—	$(0.74)	$—	$(0.81)
Diluted		$—	$(0.74)	$—	$(0.81)

Net loss per share attributable to Golden Star shareholders	11
Basic		$(0.11)	$(0.61)	$(0.14)	$(0.53)
Diluted		$(0.11)	$(0.61)	$(0.14)	$(0.53)
1Refer to Note 27 for information on revised prior period comparatives.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars)
(Unaudited)

		As of	As of
	Notes	September 30, 2021	December 31, 2020 [1]
ASSETS
CURRENT ASSETS
Cash and cash equivalents		50,472	60,809
Accounts and other receivables	12	6,604	23,759
Inventories	13	32,502	30,600
Prepaids and other		5,074	6,548
Derivative assets	23	571	—
Total Current Assets		95,223	121,716
RESTRICTED CASH		2,315	2,131
ACCOUNTS AND OTHER RECEIVABLES	12	—	12,602
MINING INTERESTS	14	252,814	207,412
DERIVATIVE ASSETS	23	1,611	—
Total Assets		351,963	343,861

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	15	39,699	41,297
Current portion of rehabilitation provisions	16	3,600	2,018
Current portion of deferred revenue	17	8,321	7,646
Current portion of long-term debt	18	—	49,735
Current portion of lease liabilities	19	2,924	296
Current portion of derivative liability	23	—	3,312
Current income tax liabilities		11,462	12,774
Total Current Liabilities		66,006	117,078
REHABILITATION PROVISIONS	16	12,996	15,550
DEFERRED REVENUE	17	92,923	96,916
LONG-TERM DEBT	18	82,426	54,547
LEASE LIABILITIES	19	30,426	1,185
DERIVATIVE LIABILITY	23	—	1,713
DEFERRED TAX LIABILITY		35,937	31,098
Total Liabilities		320,714	318,087

SHAREHOLDERS’ EQUITY
SHARE CAPITAL
First preferred shares, without par value, unlimited shares authorized. No shares issued and outstanding		—	—
Common shares, without par value, unlimited shares authorized	20	932,291	918,013
CONTRIBUTED SURPLUS		40,589	38,769
DEFICIT		(966,428)	(950,919)
Shareholders’ equity attributable to Golden Star shareholders		6,452	5,863
NON-CONTROLLING INTEREST		24,797	19,911
Total Equity		31,249	25,774
Total Liabilities and Shareholders’ Equity		351,963	343,861
1Refer to Note 27 for information on revised prior period comparatives and Note 25 for Commitments and Contingencies.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.
Signed on behalf of the Board,
"Timothy C. Baker"                            "Mona Quartey"
Timothy C. Baker, Director                        Mona Quartey, Director

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in thousands of U.S. dollars)
(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2021	2020 [1]	2021	2020 [1]

OPERATING ACTIVITIES:
Net (loss)/income from continuing operations		(11,018)	8,038	(10,623)	27,434
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization		8,369	5,838	23,035	17,453
Share-based compensation expense	21	1,055	495	2,534	2,064
Income tax expense	10	7,435	13,782	27,106	35,988
(Gain)/loss on fair value of derivative financial instruments, net	23	(660)	3,735	(7,207)	1,449
Deferred revenue recognized	6	(1,851)	(1,989)	(5,272)	(6,290)
Reclamation expenditures	16	(257)	(399)	(869)	(920)
Other non-cash items	24	15,064	1,000	35,922	5,407
Changes in working capital and taxes paid	24	(862)	(4,423)	(24,208)	(17,973)
Net cash provided by operating activities of continuing operations		17,275	26,077	40,418	64,612
Net cash used in operating activities of discontinued operations		—	(7,184)	—	(21,969)
Net cash provided by operating activities		17,275	18,893	40,418	42,643
INVESTING ACTIVITIES:
Additions to mining interests	14	(13,298)	(8,644)	(35,341)	(30,472)
Change in accounts payable and deposits on mine equipment and material		(3,003)	(3,064)	(3,940)	(3,262)
Decrease in restricted cash		—	—	(184)	(5)
Net cash used in investing activities of continuing operations		(16,301)	(11,708)	(39,465)	(33,739)
Net cash used in investing activities of discontinued operations		—	(2,906)	—	(7,475)
Net cash used in investing activities		(16,301)	(14,614)	(39,465)	(41,214)
FINANCING ACTIVITIES:
Proceeds from Macquarie Revolving Credit Facility	18	29,235	—	29,235	—
Principal repayments on Macquarie Credit Facility	18	—	(5,000)	—	(10,000)
Principal repayment of 7% Convertible Debentures	18	(51,498)	—	(51,498)	—
Principal payments on lease liabilities	19	(938)	(130)	(2,805)	(1,056)
Shares issued, net of issuance costs	20	(28)	—	13,779	—
Exercise of stock options		—	4,093	—	4,566
Net cash used by financing activities of continuing operations		(23,229)	(1,037)	(11,290)	(6,490)
Net cash used in financing activities of discontinued operations		—	(7)	—	(20)
Net cash used by financing activities		(23,229)	(1,044)	(11,290)	(6,510)
(Decrease)/increase in cash and cash equivalents		(22,255)	3,235	(10,337)	(5,081)
Cash and cash equivalents, beginning of period		72,727	45,051	60,809	53,367
Cash and cash equivalents, end of period		50,472	48,286	50,472	48,286
1Refer to Note 27 for information on revised prior period comparatives and Note 24 for Supplemental cash flow information.
The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Stated in thousands of U.S. dollars)
(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Deficit	Non-Controlling Interest	Total Shareholders' Equity
Balance at January 1, 2020	109,385,063	910,205	38,964	(898,779)	(82,513)	(32,123)
Issued on exercise of DSUs	135,557	176	(281)	—	—	(105)
Issued on exercise of stock options	1,658,926	7,235	(2,669)	—	—	4,566
Issued on settlement of PRSUs, net of tax	81,295	256	(295)	—	—	(39)
Options granted	—	—	407	—	—	407
Deferred share units granted	—	—	518	—	—	518
Performance and restricted share units granted	—	—	330	—	—	330
UK performance share units granted	—	—	895	—	—	895
Derecognition following the sale of Prestea	—	—	—		68,565	68,565
Net (loss)/income	—	—	—	(58,659)	31,341	(27,318)
Balance at September 30, 2020	111,260,841	917,872	37,869	(957,438)	17,393	15,696

Balance at January 1, 2021	111,313,595	918,013	38,769	(950,919)	19,911	25,774
Shares issued	4,220,213	13,779	—	—	—	13,779
Issued on exercise of DSUs	20,660	23	(23)	—	—	—
Issued on settlement of UK PSUs	170,579	476	(476)	—	—	—
Options granted	—	—	49	—	—	49
Deferred share units granted	—	—	723	—	—	723
Performance and restricted share units granted	—	—	205	—	—	205
UK performance share units granted	—	—	1,342	—	—	1,342
Net (loss)/income	—	—	—	(15,509)	4,886	(10,623)
Balance at September 30, 2021	115,725,047	932,291	40,589	(966,428)	24,797	31,249

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GOLDEN STAR RESOURCES LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(All currency amounts in tables are in thousands of U.S. dollars unless noted otherwise)
(Unaudited)
1. NATURE OF OPERATIONS
Golden Star Resources Ltd. ("Golden Star" or "the Company" or "we" or "our") is an international gold mining and exploration company incorporated under the Canada Business Corporations Act. The Company's shares are listed on the Toronto Stock Exchange under the symbol GSC, the NYSE American exchange (formerly NYSE MKT) under the symbol GSS and the Ghana Stock Exchange under the symbol GSR. The Company's registered office is located at 333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6 Canada, and the Company has corporate offices in London, United Kingdom and Accra, Ghana.
Through our 90% owned subsidiary, Golden Star (Wassa) Limited, we own and operate the Wassa underground mine and a carbon-in-leach processing plant (collectively "Wassa"), located northeast of the town of Tarkwa, Ghana. Until September 30, 2020 and as further discussed in Note 5, we owned and operated the Bogoso gold mining and processing operations, the Prestea open pit mining operations and the Prestea underground mine (collectively "Prestea") located near the town of Prestea, Ghana. The Company also holds and manages interests in several gold exploration projects in Ghana.

2. BASIS OF PRESENTATION
Statement of compliance
These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and with interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting including International Accounting Standards ("IAS") 34 Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies and methods of application adopted are consistent with those disclosed in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2020, except for the changes in accounting policies described in Note 3 below.
These condensed interim consolidated financial statements were approved by the Company's Board of Directors on November 1, 2021.
Basis of presentation
These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, whether owned directly or indirectly. The financial statements of the subsidiaries are prepared for the same period as the Company using consistent accounting policies for all periods presented, except for the changes in accounting policies described in Note 3.
All inter-company balances and transactions have been eliminated. Subsidiaries are entities controlled by the Company. Non-controlling interests in the net assets of consolidated subsidiaries are a separate component of the Company's equity.
The condensed interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and contingent consideration which are measured at fair value through profit or loss.
Going concern
As at September 30, 2021, the Company had cash and cash equivalents of $50.5 million, net current assets excluding deferred revenue of $37.5 million and net cash provided by operations before working capital changes for the nine months ended of September 30, 2021 of $64.6 million. As at September 30, 2021, the Company was compliant with its debt covenants.

To date, the Company's operations have been largely unaffected by the COVID-19 pandemic, and gold production and shipments have continued without any significant disruptions. However, the Company cannot provide any assurances that its planned operations, production and capital expenditures for the foreseeable future will not be delayed, postponed or cancelled as a result of the COVID-19 pandemic or otherwise. The COVID-19 pandemic could: (i) continue to affect financial markets, including the price of gold and the trading price of the Company’s shares, (ii) adversely affect the Company’s ability to raise capital, and (iii) cause continued interest rate volatility and movements that could make obtaining financing or refinancing debt obligations more challenging or more expensive or unavailable on commercially reasonable terms or at all. Any of these events or circumstances could have a material adverse effect on the Company’s business, financial condition and results of operations.
Management has prepared detailed cash flow forecasts to assess the economic impact of the COVID-19 pandemic from a going concern and viability perspective. Based on these detailed cash flow forecasts, including any reasonably possible changes in the key assumptions on which the cash flow forecasts are based and assess various scenarios related to the pandemic, Management believes that the Company will have adequate resources to continue as a going concern for the foreseeable future, and at this point in time there are no material uncertainties regarding going concern. Management has concluded that it is appropriate to prepare the consolidated financial statements on a going concern basis.

3. CHANGES IN ACCOUNTING POLICIES
New Accounting Standards Effective 2021
The Company has adopted the following revised accounting standard effective January 1, 2021. The changes were made in accordance with the applicable transitional provisions.
IAS 16 AMENDMENTS - Property, Plant and Equipment: Proceeds before Intended Use
In 2020, the IASB published IAS 16, Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (“the amendments”) which applies to annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The Company has early adopted these amendments effective January 1, 2021 and has applied the amendments retrospectively.
These amendments prohibit the deduction from the cost of an item of property, plant and equipment any net proceeds received from the sales of the items produced while bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management. Instead, the Company recognizes the proceeds from the sale of such items, and the cost of producing those items in the Statement of Operations. As required, the Company has adopted the amendments on a modified retrospective basis. There was no cumulative impact on opening equity on adoption and there was no impact to the current period or comparative periods presented as a result of the amendment.
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) (effective January 1, 2021)
In August 2020, the IASB published Phase 2 of its amendments to IFRS 9, IFRS 7 and IFRS 16 to address issues that impact financial reporting at the time of Interbank Offered Rate (“IBOR”) replacement with alternative rates. The amendments provide a practical expedient to ease the potential burden of accounting or changes in contractual cash flows, provide relief from specific hedge accounting requirements, and add disclosure requirements, at the time of IBOR replacement. The Company has adopted these amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no impact to the current period or comparative periods presented as a result of the amendment.

4. SEGMENTED INFORMATION
Segmented revenue and results
The Company has reportable segments as identified by the Chief Operating Decision Maker ("CODM") (Andrew Wray, President and Chief Executive Officer). Each segment is identified by the CODM based on quantitative and qualitative factors who reviews the operating results, assesses performance and makes capital allocation decisions.

Three Months Ended September 30,	Wassa	Exploration	Corporate	Total
2021
Revenue	64,329	—	—	64,329
Mine operating expenses	30,406	—	—	30,406
Operating costs from metal inventory	2,934	—	—	2,934
Royalties	3,408	—	—	3,408
Cost of sales excluding depreciation and amortization	36,748	—	—	36,748
Depreciation and amortization	8,113	—	—	8,113
Mine operating profit	19,468	—	—	19,468
Income tax expense	7,435	—	—	7,435

Net income from continuing operations attributable to non-controlling interest	1,381	—	—	1,381
Net income/(loss) from continuing operations attributable to Golden Star	9,025	(581)	(20,843)	(12,399)
Net income/(loss) from continuing operations	10,406	(581)	(20,843)	(11,018)

Capital expenditures[1]	13,261	—	37	13,298

2020
Revenue	74,235	—	—	74,235
Mine operating expenses	27,346	—	—	27,346
Operating costs to metal inventory	(165)	—	—	(165)
Royalties	3,956	—	—	3,956
Cost of sales excluding depreciation and amortization	31,137	—	—	31,137
Depreciation and amortization	5,675	—	—	5,675
Mine operating profit	37,423	—	—	37,423
Income tax expense	13,782	—	—	13,782

Net loss from continuing operations attributable to non-controlling interest	(6,813)	—	—	(6,813)
Net income/(loss) from continuing operations attributable to Golden Star	29,185	618	(14,952)	14,851
Net income/(loss) from continuing operations	22,372	618	(14,952)	8,038

Capital expenditures[1]	8,644	—	—	8,644

Nine Months Ended September 30,	Wassa	Exploration	Corporate	Total
2021
Revenue	193,710	—	—	193,710
Mine operating expenses	88,940	—	—	88,940
Severance charges	111	—	—	111
Operating costs from metal inventory	669	—	—	669
Royalties	10,284	—	—	10,284
Cost of sales excluding depreciation and amortization	100,004	—	—	100,004
Depreciation and amortization	22,492	—	—	22,492
Mine operating profit	71,214	—	—	71,214
Income tax expense	27,106	—	—	27,106

Net income from continuing operations attributable to non-controlling interest	4,886	—	—	4,886
Net income/(loss) from continuing operations attributable to Golden Star	34,135	(1,923)	(47,721)	(15,509)
Net income/(loss) from continuing operations	39,021	(1,923)	(47,721)	(10,623)

Capital expenditures[1]	34,896	323	122	35,341

2020
Revenue	203,690	—	—	203,690
Mine operating expenses	79,346	—	—	79,346
Severance charges	45	—	—	45
Operating costs to metal inventory	343	—	—	343
Inventory write-downs	159	—	—	159
Royalties	10,825	—	—	10,825
Cost of sales excluding depreciation and amortization	90,718	—	—	90,718
Depreciation and amortization	17,057	—	—	17,057
Mine operating profit	95,915	—	—	95,915
Income tax expense	35,988	—	—	35,988

Net loss from continuing operations attributable to non-controlling interest	(2,883)	—	—	(2,883)
Net income/(loss) from continuing operations attributable to Golden Star	59,875	(841)	(28,717)	30,317
Net income/(loss) from continuing operations	56,992	(841)	(28,717)	27,434

Capital expenditures[1]	30,078	—	394	30,472

1 Capital expenditures excludes additions of right-of-use assets and changes in rehabilitation provision estimates. See Note 14 for a full breakdown of additions to mining interests.

Segmented Assets
The following table presents the segmented assets:

	Wassa	Exploration	Corporate	Total
September 30, 2021
Total assets	319,994	682	31,287	351,963

December 31, 2020
Total assets	285,573	378	57,910	343,861

5. DISCONTINUED OPERATIONS
The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale of the Company's 90% interest in Prestea to Future Global Resources Limited (“FGR”) on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period - this is disclosed in Note 27.

The components of net loss from discontinued operations and cash flow information for the periods ended September 30, 2021 and 2020 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue	—	12,185	—	35,731
Cost of sales excluding depreciation and amortization	—	15,475	—	44,637
Depreciation and amortization	—	2,473	—	5,249
Mine operating loss	—	(5,763)	—	(14,155)
Prestea general and administrative expense	—	(92)	—	1,050
Other expense, net	—	1,606	—	2,914
Loss on sale of Prestea	—	36,875	—	36,875
Loss before finance and tax	—	(44,152)	—	(54,994)
Finance income, net	—	(452)	—	(242)
Net loss from discontinued operations	—	(43,700)	—	(54,752)
Net income and comprehensive income from discontinued operations attributable to non-controlling interest	—	38,412	—	34,224
Net loss and comprehensive loss from discontinued operations attributable to Golden Star shareholders	—	(82,112)	—	(88,976)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net cash used in operating activities	—	(7,184)	—	(21,969)
Net cash used in investing activities	—	(2,906)	—	(7,475)
Net cash used in financing activities	—	(7)	—	(20)
Net cash used by discontinued operations	—	(10,097)	—	(29,464)

The restructuring of the consideration for the sale of Prestea was completed on September 30, 2021 and is disclosed in Note 12.

6. REVENUE
Revenue includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Revenue - Spot sales	60,924	70,694	184,015	192,991
Cash payment proceeds	1,554	1,552	4,423	4,409
Deferred revenue recognized	1,851	1,989	5,272	6,290
Revenue - Streaming Agreement	3,405	3,541	9,695	10,699
Total revenue	64,329	74,235	193,710	203,690
Information about major customers
During the nine months ended September 30, 2021, approximately 90% (nine months ended September 30, 2020 - 90%) of our gold production was sold through a gold refinery located in South Africa. Other than the sales to RGLD Gold AG as part of the Streaming Agreement, the refinery arranges for the sale of gold typically on the day the gold doré arrives at the refinery and the Company receives payment for the refined gold sold two working days after the gold doré arrives at the refinery.

The global gold market is competitive with numerous banks and gold refineries willing to buy refined gold and gold doré on short notice. Therefore, we believe that the loss of one of our current customers would not materially delay or disrupt revenue.

7. COST OF SALES EXCLUDING DEPRECIATION AND AMORTIZATION
Cost of sales excluding depreciation and amortization include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Mine operating expenses	30,406	27,346	88,940	79,346
Operating costs to metal inventory	2,934	(165)	669	343
Royalties	3,408	3,956	10,284	10,825
Severance charges	—	—	111	45
Inventory write-downs	—	—	—	159
	36,748	31,137	100,004	90,718

8. OTHER EXPENSE, NET

Other expense includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Derecognition loss and expected loss allowance on the deferred consideration for the sale of Prestea	13,292	—	32,864	—
Corporate development costs	340	—	363	—
Corporate office relocation costs	—	—	469	407
Realized loss on non-hedge derivative contracts (Note 23)	—	2,372	—	2,476
Other expenses/(income)	802	257	1,379	(248)
	14,434	2,629	35,075	2,635

9. FINANCE EXPENSE, NET
Finance expense and income include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Interest expense on principal debt	1,227	1,591	4,479	5,249
Interest on financing component of deferred revenue (Note 17)	651	781	1,954	2,343
Accretion of 7% Convertible Debentures discount (Note 18)	275	698	1,763	2,012
Amortization of deferred financing fees	643	199	1,553	602
Interest expense on lease obligations (Note 19)	403	36	1,227	82
Net foreign exchange (gain)/loss	(119)	373	225	436
Accretion of rehabilitation provision (Note 16)	27	39	52	116
Gain on modification of Macquarie Credit Facility (Note 18)	—	—	(2,851)	—
Accretion of long-term receivables discount	(226)	—	(670)	—
Interest income	(28)	(45)	(130)	(244)
	2,853	3,672	7,602	10,596

10. INCOME TAXES
Income tax expense is recognized based on Management's estimate of the weighted average annual income tax rate expected for the full financial year. The provision for income taxes includes the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Current expense:
Canada	—	—	—	—
Foreign	6,203	11,382	22,267	28,716
Deferred tax expense:
Canada	—	—	—	—
Foreign	1,232	2,400	4,839	7,272
	7,435	13,782	27,106	35,988

In 2019, the Ghana Revenue Authority (“GRA”) issued a tax assessment to Golden Star (Wassa) Limited relating to the 2014-2016 periods that claimed a reduction in the attributable tax losses by $29 million which following our appeal was reduced to $4 million during the course of 2020. Management still believes that the majority of the matters noted in the updated assessment are either incorrect or unsubstantiated and has filed a second appeal in an attempt to resolve these matters.

Subsequent to the financial year ended December 31 2020, the GRA issued a tax assessment to Golden Star (Wassa) Limited relating to the 2017-2018 periods that claimed a reduction in the attributable tax losses by $4 million. Management believes that the majority of the matters in the assessment are either incorrect or unsubstantiated and has filed an appeal in an attempt to resolve these matters.

As Golden Star (Wassa) Limited utilized all its tax loss carry forwards in the year ending December 31, 2019, in the event that the above audit assessments were to be upheld there would be a cash tax exposure of approximately $3 million.

Overall, it remains the Company’s current assessment that the relevant assessments and claims by the GRA are in most cases unsubstantiated and without merit. No amounts have been recorded for any potential liability associated with the above amounts and the Company intends to defend any follow up in relation to this matter should it arise. The amount of loss, if any, cannot be determined at the current time.

11. (LOSS)/INCOME PER COMMON SHARE
The following table provides a reconciliation between basic and diluted loss per common share:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Net (loss)/income attributable to Golden Star shareholders used in calculating basic and diluted (loss)/income per share:
From continuing operations	(12,399)	14,851	(15,509)	30,317
From discontinued operations	—	(82,112)	—	(88,976)
	(12,399)	(67,261)	(15,509)	(58,659)

Weighted average number of basic shares (millions)	115.1	110.3	114.1	110.0
Dilutive securities:
Options	—	0.4	—	0.2
Deferred share units	—	1.3	—	1.3
Performance and restricted share units	—	0.5	—	0.5
UK performance share units	—	1.6	—	1.2
7% Convertible Debentures	—	—	—	—
Weighted average number of diluted shares (millions)	115.1	114.1	114.1	113.2

Basic (loss)/income per share
From continuing operations	$(0.11)	$0.13	$(0.14)	$0.28
From discontinued operations	$—	$(0.74)	$—	$(0.81)
Basic (loss)/income per share attributable to Golden Star shareholders	$(0.11)	$(0.61)	$(0.14)	$(0.53)

Diluted (loss)/income per share
From continuing operations	$(0.11)	$0.13	$(0.14)	$0.27
From discontinued operations	$—	$(0.74)	$—	$(0.81)
Diluted (loss)/income per share attributable to Golden Star shareholders	$(0.11)	$(0.61)	$(0.14)	$(0.53)

12. ACCOUNTS AND OTHER RECEIVABLES
The following table summarizes the components of the Company's current and long-term accounts receivables:

	As of	As of
	September 30, 2021	December 31, 2020
Current:
Deferred consideration for the sale of Prestea, net of derecognition loss and expected loss allowance	—	19,297
Gold sales receivable	413	174
Indirect taxes	3,470	1,579
Other	2,721	2,710
	6,604	23,759
Long-term:
Deferred consideration for the sale of Prestea, net of derecognition and expected loss allowance	—	12,602
	—	12,602

Deferred consideration

On September 30, 2020, the Company completed the sale of its 90% interest in Prestea to FGR pursuant to a share purchase agreement for the sale by Golden Star’s wholly owned subsidiary, Caystar Holdings (“Caystar”), and the purchase by FGR of all the issued and outstanding share capital of Bogoso Holdings (“Bogoso”), the holder of 90% of the shares of GSBPL (the “SPA”), for a deferred consideration of $34.3 million which is guaranteed by Blue International Holdings (“BIH”), the parent company of FGR and which, prior to the amendments to the SPA as described below, was payable by FGR to Golden Star in the following tranches:

–$5 million in cash to be paid on the earlier of (i) the date at which FGR puts in place a new reclamation bond with the Environmental Protection Agency of Ghana (the “EPA”) in relation to Prestea, and (ii) March 30, 2021;
–$10 million in cash and the net working capital adjusted balancing payment (as described in the SPA) which amounts to approximately $4.3 million to be paid on July 31, 2021; and
–$15 million in cash to be paid on July 31, 2023.

SPA Amendments

On March 28, 2021, the Company and Caystar entered into an agreement with FGR and BIH to amend the SPA to account for deferred consideration conditions. The staged payments that form the deferred consideration, as outlined in the SPA, were reprofiled such that (i) the $5 million that was originally due on March 30, 2021, and (ii) the $10 million that was originally due on July 31, 2021, each became payable on May 31, 2021.

On May 31, 2021, the Company and Caystar entered into a further agreement with FGR and BIH to amend the SPA. The staged payments that form the deferred consideration have been reprofiled to allow time for FGR to complete ongoing financing transactions and the environmental bonding process for Bogoso-Prestea. Pursuant to this second amendment to the SPA, the deferred consideration payments fall due as follows:

–the $15 million payment that was due on May 31, 2021 must be paid by no later than July 16, 2021; and
–an amount of approximately $4.6 million (comprised of the working capital balancing payment of approximately $4.3 million and fees of approximately $0.3 million for services provided by Caystar to FGR pursuant to a transition agreement dated September 30, 2020) must be paid by no later than July 31, 2021.

As of July 31, 2021, no Deferred Consideration had been received by Golden Star from FGR.

On September 30, 2021, the Company concluded negotiations with FGR to restructure the deferred consideration for the sale of the Prestea mine. The deferred consideration was replaced by a net smelter return (“NSR”) agreement with the following commercial terms:

–from October 1, 2020, NSR royalty payments in respect of products produced from the Prestea underground mine will be paid at a rate of 1% of the net smelter returns once production exceeds 100,000 ounces of gold, and up to a total of 300,000 ounces of gold;
–once production from the Prestea underground mine exceeds 300,000 ounces of gold, the royalty rate will increase to 2%, until cumulative royalty payments total $35 million at which point the obligation to make royalty payments will automatically terminate; and
–these payments apply to production from the areas containing the underground resources and reserves declared at the Prestea underground mine at the time it was acquired by FGR.

As part of the restructuring of the SPA, FGR have waived all existing and future claims against the Company and Caystar.

Derecognition loss and expected loss allowance on the deferred consideration for the sale of Prestea

The deferred consideration for the sale of Prestea was fully derecognized on September 30, 2021 following the restructuring of the consideration for the sale of the Prestea mine. This follows the expected loss allowance on the deferred consideration for the sale of Prestea of $19.6 million that was recognized for the six months ended June 30, 2021. A total of $13.3 million and $32.9 million of derecognition loss and expected loss allowance is included in Other expense, net for the three months and nine months ended September 30, 2021 respectively.

Management concluded that there is low probability of future economic benefits from the NSR royalty payments being paid to the Company due to the uncertainty of production from the Prestea underground mine in relation to the period from October 1, 2020 in respect of production exceeding 100,000 ounces of gold. Therefore, the NSR royalty was valued at $nil.

13. INVENTORIES
Inventories include the following components, net of provisions:

	As of	As of
	September 30, 2021	December 31, 2020
Stockpiled ore	4,670	6,706
In-process ore	724	1,057
Finished goods	2,348	449
Materials and supplies	24,760	22,388
	32,502	30,600
The cost of inventories expensed for the three months ended September 30, 2021 was $33.3 million (three months ended September 30, 2020 - $27.2 million). The cost of inventories expensed for the nine months ended September 30, 2021 was $89.7 million (nine months ended September 30, 2020 - $79.9 million).
Finished goods inventory of $0.2 million as of September 30, 2021 is carried at net realizable value (December 31, 2020 - $0.4 million).

14. MINING INTERESTS
The following table shows the breakdown of the cost, accumulated depreciation and net book value of plant and equipment, mining properties and construction in progress:

	Plant and equipment	Mining properties	Construction in progress	Total
Cost
Balance at December 31, 2020	289,091	803,890	3,686	1,096,667
Additions	122	—	35,219	35,341
Right-of-use asset additions	33,447	—	—	33,447
Transfers	451	509	(960)	—
Change in rehabilitation provision estimate (Note 16)	—	(155)	—	(155)
Balance at September 30, 2021	323,111	804,244	37,945	1,165,300

Accumulated depreciation
Balance at December 31, 2020	251,435	637,820	—	889,255
Depreciation and amortization	13,759	9,472	—	23,231
Balance at September 30, 2021	265,194	647,292	—	912,486

Carrying amount
Balance at December 31, 2020	37,656	166,070	3,686	207,412
Balance at September 30, 2021	57,917	156,952	37,945	252,814
As at September 30, 2021, the right-of-use assets had net carrying amounts of $33.2 million (December 31, 2020 - $2.7 million). The total minimum lease payments are disclosed in Note 19 - Lease liabilities.

15. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Accounts payable and accrued liabilities include the following components:

	As of	As of
	September 30, 2021	December 31, 2020
Trade and other payables	16,746	20,026
Accrued liabilities	14,086	14,137
Payroll-related liabilities	8,190	4,917
Accrued interest payable	677	2,217
	39,699	41,297

16. REHABILITATION PROVISIONS
At September 30, 2021, the estimated total undiscounted amount of future cash for rehabilitation of Wassa was estimated to be $16.9 million. A discount rate assumption of 0.6%, an inflation rate assumption of 1.9% and a risk premium of 5% were used to value the rehabilitation provisions as at September 30, 2021. This compares to a discount rate of 0.3%, an inflation rate of 1.7% and a risk premium of 5% used as at December 31, 2020. The Company expects payments for reclamation to be incurred between 2021 and 2027. The changes in the carrying amount of the rehabilitation provisions are as follows:

	For the Nine Months Ended September 30, 2021	For the Year Ended December 31, 2020
Beginning balance	17,568	68,435
Accretion of rehabilitation provisions (Note 9)	52	444
Changes in estimates (Note 14)	(155)	4,188
Cost of reclamation work performed	(869)	(2,632)
Derecognized on sale of Prestea	—	(52,867)
Balance at the end of the period	16,596	17,568

Current portion	3,600	2,018
Long-term portion	12,996	15,550
	16,596	17,568

17. DEFERRED REVENUE
In May 2015, the Company through its subsidiary Caystar Finance Co. completed a $145 million gold purchase and sale agreement (“Streaming Agreement”) with RGLD Gold AG which provides that Golden Star will deliver 10.5% of gold production from Wassa and Prestea at a cash purchase price of 20% of spot gold until 240,000 ounces have been delivered. Thereafter, 5.5% of gold production will be delivered from Wassa and Prestea at a cash purchase price of 30% of spot gold price. As at September 30, 2021, the Company had delivered a total of 132,307 ounces of gold to RGLD Gold AG since the inception of the Streaming Agreement.
Following the sale of Prestea, the Streaming Agreement was restructured to separate Prestea from the current arrangement. Wassa now delivers the remainder of the Tier One streaming obligation and thereafter Wassa will transition into the Tier Two structure, which delivers 5.5% of gold production at a cash purchase price of 30% of spot gold price.

The changes in the carrying value of deferred revenue are as follows:

	For the Nine Months Ended September 30, 2021	For the Year Ended December 31, 2020
Beginning balance	104,562	113,975
Deferred revenue recognized before cumulative catch-up adjustment (Note 6)	(5,272)	(9,804)
Interest on financing component of deferred revenue (Note 9)	1,954	3,026
Variable consideration adjustment	—	6,437
Derecognized on sale of Prestea	—	(9,072)
Balance at the end of the period	101,244	104,562

Current portion	8,321	7,646
Long-term portion	92,923	96,916
Total	101,244	104,562
During the nine months ended September 30, 2021, the Company sold 12,309 ounces (2020 - 12,722 ounces) of gold to RGLD Gold AG. Revenue recognized on the ounces sold from Wassa production to RGLD Gold AG during the nine months ended September 30, 2021 consisted of $4.4 million (2020 - $5.2 million including discontinued operations of $0.8 million) of cash payment proceeds and $5.3 million (2020 - $7.4 million including discontinued operations of $1.1 million) of deferred revenue recognized (Note 6).

18. DEBT
The following table summarizes the components of the Company's current and long-term debt:

	As of	As of
	September 30, 2021	December 31, 2020
Current debt:
7% Convertible Debentures	—	49,735
	—	49,735
Long-term debt:
Macquarie Credit Facility	82,426	54,547
	82,426	54,547
Macquarie Credit Facility

On October 17, 2019, the Company closed the $60 million senior secured Macquarie Credit Facility. The interest rate is 4.5% plus the applicable USD LIBOR rate. Certain subsidiaries of the Company are guarantors under the Macquarie Credit Facility, namely, Caystar Holdings, Wasford Holdings, Golden Star (Wassa) Limited, and Caystar Finance Co.

On October 9, 2020, the Company entered into a modified and restated credit agreement with Macquarie pursuant to which Macquarie upsized the credit facility to $70 million representing a $20 million increase on the outstanding balance of $50 million. This allowed the Company to re-draw the two $5 million principal repayments that were made in June and September 2020 and provided an additional $10 million of new capacity which will be made available in conjunction with the redemption of the 7% Convertible Debentures maturing in August 2021. The modification of the Macquarie Credit Facility included a rescheduled amortization profile which defers quarterly repayments of $5 million per quarter to March 2022.

On May 31, 2021, the Company announced the restructuring and upsizing of the Macquarie Credit Facility to a three-year revolving credit facility (“RCF”) to $90 million. The restructuring also removed the $5 million quarterly capital repayment amortization profile which was due to come into effect in September 2021 if the Macquarie Credit Facility was fully drawn, or March 2022 if the current $60 million drawn amount was sustained. The capacity of the RCF remains at $90 million to June 30, 2023, when it steps down to $50 million until maturity on June 30, 2024. The term of the RCF and the step down in the capacity will be reviewed annually and could be further extended, subject to the successful conversion of mineral resources to mineral reserves through the planned infill drilling program at Wassa. The modification of the Macquarie Credit Facility resulted in a gain on modification of $2.9 million and is reflected in Finance expense, net (Note 9).

The RCF includes clauses requiring the Company to maintain certain key covenants. The Company must maintain an Interest Coverage Ratio of greater than 4:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarter; maintain a ratio of Net Debt to EBITDA of less than 3:1, tested quarterly on a rolling four-quarter basis as at the end of each fiscal quarters; ensure that at all times a minimum liquidity (unrestricted cash plus undrawn RCF) of $25 million is maintained; and ensure a minimum proven and probable reserve of 700,000 ounces is maintained. The Company remains in compliance with the covenants as at September 30, 2021.

Concurrent with the cash repayment of the 7% Convertible Debentures on August 15, 2021, the Company met the conditions precedent for draw-down of the RCF and drew down on the remaining $29.2 million of available liquidity. As of the date hereof, the $90 million Macquarie RCF is fully drawn.

7% Convertible Debentures

The 7% Convertible Debentures were senior unsecured obligations of the Company which matured on August 15, 2021 and carried interest at a rate of 7.0% per annum, are payable semi-annually on February 1 and August 1 of each year, beginning on February 1, 2017.

Subject to earlier redemption or purchase, the 7% Convertible Debentures were convertible at any time until the close of business on the third business day immediately preceding August 15, 2021 by the election of the holder, and may be settled at the Company's discretion in cash, common shares of the Company, or a combination of cash and common shares based on an initial conversion rate. Non-election by the holder required settlement by the Company in cash. The initial conversion rate of the 7% Convertible Debentures, subject to adjustment, was approximately 222 common shares of the Company per $1,000 principal amount of 7% Convertible Debentures being converted, which was equivalent to an initial conversion price of approximately $4.50 per common share.

On August 15, 2021, the principal balance of $51.5 million and outstanding interest on the Convertible Debentures were fully repaid in cash on maturity.

The changes in the carrying amount of the 7% Convertible Debentures are as follows:

	For the Nine Months Ended September 30, 2021	For the Year Ended December 31, 2020
Beginning balance	49,735	47,002
Accretion of 7% Convertible Debentures discount (Note 9)	1,763	2,733
Principal repayment of 7% Convertible Debentures	(51,498)	—
Balance at the end of the period	—	49,735

Schedule of payments on outstanding debt as of September 30, 2021:

	Three months ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Maturity
Macquarie Credit Facility
Principal	—	—	40,000	50,000	2024
Interest	827	3,708	3,159	1,373

Total principal	—	—	40,000	50,000
Total interest	827	3,708	3,159	1,373
	827	3,708	43,159	51,373

19. LEASE LIABILITIES

Lease liabilities as at September 30, 2021 include equipment lease agreements totaling $0.1 million (December 31, 2020 - $0.1 million), a corporate office lease of $1.2 million (December 31, 2020 - $1.4 million) which has a remaining lease term of five years, and a power purchase agreement of $32.1 million for a new thermal power plant commissioned at Wassa in the period ended September 30, 2021 and that has a ten year term ending in 2030. Short-term lease payments for the period ended September 30, 2021 were $2.8 million (period ended September 30, 2020 - $1.1 million).

The following table summarizes the movements in the Company's lease liabilities:

	For the Nine Months Ended September 30, 2021	For the Year Ended December 31, 2020
Beginning balance	1,481	2,381
Additions	33,447	599
Principal payments	(2,805)	(1,714)
Interest expense (Note 9)	1,227	98
Foreign exchange loss	—	132
Derecognized on the sale of Prestea	—	(15)
Balance at the end of the period	33,350	1,481

Current portion	2,924	296
Long-term portion	30,426	1,185
	33,350	1,481

Schedule of payments on outstanding lease liabilities as of September 30, 2021:

	Three months ending December 31, 2021	Year ending December 31, 2022	Year ending December 31, 2023	Year ending December 31, 2024	Year ending December 31, 2025 Onwards	Maturity
Principal	539	3,194	3,331	3,497	22,790	2022 to 2030
Interest	396	1,495	1,335	1,169	3,389
	935	4,689	4,666	4,666	26,179

20. SHARE CAPITAL

	Number of Common Shares	Share Capital
Balance at December 31, 2019	109,385,063	910,205
Issued on exercise of DSUs	135,557	176
Issued on exercise of stock options	1,711,680	7,376
Issued on settlement of PRSUs, net of tax	81,295	256
Balance at December 31, 2020	111,313,595	918,013
Shares issued	4,220,213	13,779
Issued on exercise of DSUs	20,660	23
Issued on settlement of UK PSUs	170,579	476
Balance at September 30, 2021	115,725,047	932,291
On October 28, 2020, the Company entered into a $50 million “at-the-market” sales agreement. The use of proceeds from the “at-the-market” sales agreement is for discretionary growth capital at Wassa, exploration, general corporate purposes and working capital. During the nine months ended September 30, 2021, 4.2 million new shares were issued under the “at-the-market” sales agreement. The net proceeds from shares issued under the “at-the-market” sales agreement of $13.8 million for the period ended September 30, 2021 is net of share issuance costs of $0.5 million. The Company does not anticipate any further sale of the Company's common stock from the “at-the-market” sales agreement which expires in November 2021.

21. SHARE-BASED COMPENSATION
Share-based compensation expenses recognized in the consolidated statements of operations include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Stock options	12	55	49	407
Deferred share units	400	(104)	828	375
Share appreciation rights	88	(7)	110	57
Performance and restricted share units	71	123	205	895
UK performance share units	484	428	1,342	330
	1,055	495	2,534	2,064
Stock options
The fair value of option grants is estimated at the grant dates using the Black-Scholes option-pricing model. Fair values of stock options granted during the nine months ended September 30, 2020 were based on the weighted average assumptions noted in the following table:

	Nine Months Ended September 30,
	2021	2020
Expected volatility	—	56.69%
Risk-free interest rate	—	1.41%
Expected lives	—	1.1 years
The weighted average fair value per stock option granted during the nine months ended September 30, 2020 was $0.96 CAD. As at September 30, 2021, there was $0.0 million of share-based compensation expense (September 30, 2020 - $0.1 million) relating to the Company's stock options to be recorded in future periods.
A summary of stock option activity under the Company's Stock Option Plan during the nine months ended September 30, 2021 is as follows:

	Options ('000)	Weighted– average exercise price (CAD$)	Weighted– average remaining contractual life (Years)
Outstanding as of January 1, 2020	3,776	5.39	4.7
Granted	57	3.99	9.2
Exercised	(1,712)	3.68	6.0
Forfeited	(574)	6.03	4.0
Expired	(698)	7.94	—
Outstanding as of December 31, 2020	849	6.21	5.3
Forfeited	(154)	6.09	6.5
Expired	(82)	8.48	—
Outstanding as of September 30, 2021	613	5.93	5.3

Exercisable as of December 31, 2020	711	6.40	4.7
Exercisable as of September 30, 2021	554	5.99	5.1

Deferred share units (“DSUs”)
For the nine months ended September 30, 2021 the DSUs that were granted vested immediately and a compensation expense of $0.8 million was recognized for these grants (nine months ended September 30, 2020 - $0.4 million). As of September 30, 2021 there was no unrecognized compensation expense related to DSUs granted under the Company's DSU Plan.
The DSU activity during the nine months ended September 30, 2021 and 2020 can be summarized as follows:

	Nine Months Ended September 30,
	2021	2020
Number of DSUs, beginning of period ('000)	1,322	1,274
Granted	232	181
Exercised	(21)	(136)
Forfeited	—	(30)
Number of DSUs, end of period ('000)	1,533	1,289

Share appreciation rights (“SARs”)
As of September 30, 2021 there was approximately $0.3 million of total unrecognized compensation cost related to unvested SARs (September 30, 2020 - $0.3 million).
The SARs activity during the nine months ended September 30, 2021 and 2020 can be summarized as follows:

	Nine Months Ended September 30,
	2021	2020
Number of SARs, beginning of period ('000)	438	593
Granted	380	240
Exercised	(2)	(78)
Forfeited	(49)	(27)
Expired	(20)	—
Number of SARs, end of period ('000)	747	728

2017 Performance and restricted share units (“PRSUs”)
The PRSU activity during the nine months ended September 30, 2021 and 2020 can be summarized as follows:

	Nine Months Ended September 30,
	2021	2020
Number of PRSUs, beginning of period ('000)	210	634
Granted	81	—
Transferred from UK PSUs	93	—
Settled	—	(95)
Forfeited	—	(234)
Number of PRSUs, end of period ('000)	384	305

UK performance share units

The UK PSU activity during the nine months ended September 30, 2021 and 2020 can be summarized as follows:

	Nine Months Ended September 30,
	2021	2020
Number of UK PSUs, beginning of period ('000)	1,555	—
Granted	1,254	1,555
Transferred to PRSUs	(93)	—
Settled	(171)	—
Number of UK PSUs, end of period ('000)	2,545	1,555

22. RELATED PARTY TRANSACTIONS
There were no material related party transactions for the period ended September 30, 2021 and 2020 other than the items disclosed below.
Key management personnel
Key management personnel are defined as members of the Board of Directors and certain senior officers of the Company. Compensation of key management personnel is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Salaries, wages, bonuses and other benefits	879	1,877	2,658	4,854
Share-based compensation	587	531	1,883	1,530
	1,466	2,408	4,541	6,384

23. DERIVATIVE FINANCIAL INSTRUMENTS
The following table illustrates the classification of the Company's recurring fair value measurements for derivative financial instruments within the fair value hierarchy and their carrying values and fair values as at September 30, 2021 and December 31, 2020:

		September 30, 2021		December 31, 2020
	Level	Carrying value	Fair value	Carrying value	Fair value
Financial instruments
Fair value through profit or loss
7% Convertible Debentures embedded derivative	3	—	—	2,643	2,643
Non-hedge derivative contract (asset)/liability	2	(2,182)	(2,182)	2,382	2,382
		(2,182)	(2,182)	5,025	5,025
There were no non-recurring fair value measurements of derivative financial instruments as at September 30, 2021.
The three levels of the fair value hierarchy are:
    Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
    Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
    Level 3 - Inputs that are not based on observable market data.
The following table provides a reconciliation of derivative liability opening and closing balances as presented on the consolidated balance sheets:

	For the Period Ended September 30, 2021	For the Year Ended December 31, 2020
Opening balance	5,025	5,819
Gain on fair value of 7% Convertible Debentures embedded derivative	(2,643)	(2,965)
Unrealized (gain)/loss on fair value of non-hedge derivative contracts	(4,564)	2,171
Gain on fair value of derivative financial instruments, net	(7,207)	(794)
Closing balance	(2,182)	5,025

Current portion of derivative (asset)/liability:
7% Convertible Debentures embedded derivative	—	2,643
Non-hedge derivative contracts	(571)	669
	(571)	3,312
Long-term portion of derivative (asset)/liability:
Non-hedge derivative contracts	(1,611)	1,713
	(1,611)	1,713

The valuation techniques that are used to measure fair value are as follows:

7% Convertible Debentures embedded derivative

The debt component of the 7% Convertible Debentures was recorded at amortized cost using the effective interest rate method and the conversion feature was classified as an embedded derivative measured at fair value through profit or loss.

The 7% Convertible Debenture of $51.5 million and remaining interest were fully repaid in cash on August 15, 2021 resulting in the full derecognition of the embedded derivative. As at December 31, 2020 the embedded derivative was valued using a convertible note valuation model. The significant inputs used in the convertible note valuation are as follows:

December 31, 2020
Embedded derivative
Risk premium	5.9%
Borrowing costs	7.5%
Expected volatility	45.0%
Remaining life (years)	0.6
Non-hedge derivative contracts

The non-hedge accounted collar contracts are considered fair value through profit or loss financial instruments with fair value determined using pricing models that utilize a variety of observable inputs that are a combination of quoted prices, applicable yield curves and credit spreads.

In October 2020, the Company entered into costless collars consisting of puts and calls on 87,500 ounces with a floor price of $1,600 per ounce and a ceiling price of $2,176 per ounce for positions expiring in 2021, and a ceiling price of $2,188 per ounce for positions expiring in 2022. The positions mature at a rate of 10,937.5 ounces per quarter to December 2022.

As a condition of amending the Macquarie Credit Facility as discussed in Note 18, the Company extended its gold price protection hedging program into 2023 and the first half of 2024 by entering into zero cost collars with Macquarie for an additional 84,375 ounces. This brought the total hedging to 150,000 ounces as at September 30, 2021, maturing at a rate of 12,500 ounces per quarter from September 30, 2021 to June 30, 2024. The hedging program now covers 25-30% of the forecast production during the current term of the RCF. All hedges have a floor of $1,600 per ounce and an average ceiling of $2,171 per ounce in 2021 and $2,179 per ounce in 2022, and a flat ceiling of $2,115 per ounce in 2023 and 2024.

For the nine months ended September 30, 2021 in relation to these positions the Company recognized an unrealized gain of $4.6 million (nine months ended September 30, 2020 - loss of $0.1 million) and realized losses of $2.5 million for the nine months ended September 30, 2020 on call options in excess of the capped price of $1,750/oz as part of Other expenses (refer to Note 8).

Contingent consideration

In addition to the deferred consideration on the sale of Prestea, a contingent payment of up to $40 million may become payable by FGR to Golden Star conditional upon the occurrence of the milestones set out hereinafter in respect of the development of the Bogoso Sulphide Project (the “Contingent Payment”). The triggering event for the Contingent Payment is the earlier of (i) the date of FGR’s formal decision to proceed with the Bogoso Sulphide Project is made, or (ii) the date on which an aggregate of 5% of the sulphide mineral resources as stated at the end of 2019, being 1.76 million ounces of measured and indicated resources and 0.07 million ounces of inferred resource has been extracted (the earlier of (i) and (ii) being the “Decision to Proceed”). The quantum of the Contingent Payment is determined by reference to the average spot gold price for the 90-day period preceding the date of the Decision to Proceed and shall amount to:

• $20 million, if the average spot gold price is less than or equal to $1,400 per ounce ("/oz");
• $30 million, if the average spot gold price is greater than $1,400/oz but less than or equal to $1,700/oz; or
• $40 million, if the average spot gold price is greater than $1,700/oz.

Following the restructuring of the consideration for the sale of Prestea as discussed in Note 12, the Contingent Payment is now payable in three tranches, rather than two, as follows:

•33.3% at the time when 5% of the sulphide mineral resources have been extracted;
•33.3% at the time of the first anniversary of the declaration that 5% of the sulphide mineral resources have been extracted; and
•the remaining unpaid amount of the Contingent Payment will fall due once a cumulative 500,000 ounces of gold have been produced from the Bogoso Sulphide project.

The fair value of the contingent consideration on completion of the sale of Prestea and as at September 30, 2021 is $nil (December 31, 2020 - $nil).

24. SUPPLEMENTAL CASH FLOW INFORMATION
During the three and nine months ended September 30, 2021, the Company paid interest of $2.6 million and $5.8 million, respectively (three and nine months ended September 30, 2020 - $2.5 million and $6.2 million, respectively).
Changes in working capital and taxes paid for the years ended September 30, 2021 and 2020 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Decrease/(increase) in prepaids and other	3,402	1,422	3,272	(3,056)
Decrease/(increase) in inventories	2,442	(959)	(1,704)	(2,311)
Increase in accounts receivable and other receivables	(1,815)	(1,816)	(2,437)	(725)
Increase in accounts payable and accrued liabilities	148	5,652	240	1,105
Total changes in working capital	4,177	4,299	(629)	(4,987)
Income tax liabilities paid	(5,039)	(8,722)	(23,579)	(12,986)
Total changes in working capital and taxes paid	(862)	(4,423)	(24,208)	(17,973)

Other non-cash items include the following components:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Derecognition loss and expected loss allowance on the deferred consideration for the sale of Prestea (Note 8)	13,291	—	32,864	—
Interest on financing component of deferred revenue (Note 9)	651	781	1,954	2,343
Amortization of financing fees (Note 9)	643	199	1,553	602
Interest on lease obligations (Note 9)	403	36	1,227	82
Accretion of 7% Convertible Debentures discount (Note 9)	275	698	1,763	2,012
Accretion of rehabilitation provisions (Note 9)	27	39	52	116
Loss on fair value of marketable securities	—	11	30	12
Inventory net realizable value adjustment and write-off	—	—	—	159
Gain on modification of Macquarie Credit Facility (Note 9)	—	—	(2,851)	—
Accretion of long-term receivables discount (Note 9)	(226)	—	(670)	—
Loss on disposal of assets	—	(132)	—	81
Other non-cash items	—	(632)	—	—
	15,064	1,000	35,922	5,407

25. COMMITMENTS AND CONTINGENCIES
The Company has capital and operating commitments of $3.7 million and $6.3 million respectively, all of which are expected to be incurred within the next year.

Due to the nature of the Company’s operations, various legal matters from time to time arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of Management, these matters will not have a material effect on the consolidated financial statements of the Company.

As part of the Prestea disposal transaction, the Company provided indemnification to FGR for legal and tax matters that have arisen prior to the date of completion of the sale of Prestea. This includes GRA demand notices against GSBPL for an amount of $2.3 million relating to customs-related findings and the proceedings initiated by certain employees of GSBPL claiming that the completion of the sale transaction triggered the termination of their existing employments, entitling them to severance payments. The indemnification provided to FGR for legal and tax matters has been released following the restructuring of the consideration for sale of Prestea as discussed in Note 5.

26. SUBSEQUENT EVENTS
On October 31, 2021, Golden Star and Chifeng Jilong Gold Mining Co., Ltd. (“Chifeng”) entered into a definitive agreement pursuant to which Chifeng has agreed to acquire all of the issued and outstanding Golden Star common shares by way of a statutory plan of arrangement under the Canada Business Corporations Act (the “Transaction”). Pursuant to the Transaction, holders of Golden Star common shares (“Golden Star Shareholders”) will receive a total consideration, payable in cash, of $3.91 per Golden Star common share, which equates to approximately US$470 million on a fully-diluted, in-the-money basis.

The Transaction, which is not subject to a financing condition, is expected to close by the end of January 2022 subject to among others, (i) the approval of 66⅔ per cent of the votes cast by Golden Star shareholders at a special meeting of shareholders expected to be held prior to the end of the year, (ii) the transaction may also be subject to the approval of 66⅔ per cent of the votes cast by shareholders of Chifeng at a meeting of the shareholders of Chifeng, if applicable, to be held prior to the end of the year, to the extent a Chifeng shareholder vote is required, (iii) certain regulatory, court and stock exchange approvals, including obtaining an interim and final order approving the Transaction from the Ontario Superior Court of Justice (Commercial List) and approval by relevant authorities in Ghana and the People’s Republic of China, and (iv) other closing conditions that are customary in a transaction of this nature.

27. PRIOR PERIOD COMPARATIVES
Certain balances in the consolidated balance sheet as at December 31, 2020 have been reclassified to separate lease liabilities from debt due to the significance of the $33.4 million lease liability addition in the period ended September 30, 2021 relating to a thermal power plant commissioned at Wassa (see Note 19). The effect of the reclassifications is to decrease the current portion of long term debt and increase the current portion of lease liabilities by $0.3 million, and decrease long term debt and increase lease liabilities by $1.2 million as at December 31, 2020. The reclassifications have no impact to the total current assets and total liabilities lines in the consolidated balance sheet, consolidated statement of operations and comprehensive loss, consolidated statement of cash flows and consolidated statement of changes in equity for the period ended September 30, 2021.

The financial results of Prestea have been presented as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows following completion of the sale of the Company's 90% interest in Prestea to FGR on September 30, 2020. As a result, the financial results of Prestea have been represented as if Prestea had been discontinued from the start of the comparative period. Refer to Note 5 for detail of the comparative figures relating to discontinued operations.